UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

EXPLANATORY NOTE

As previously announced, on February 22, 2024, Vertical Aerospace Ltd. (the “Company”) entered into an investment agreement (the “Investment Agreement”) with Imagination Aero Investments Limited (“IAIL”), a company wholly owned by Mr. Fitzpatrick, the Company’s founder, majority shareholder and, prior to May 1, 2024 (including as at the time of entry into the Investment Agreement), its CEO (Mr. Fitzpatrick and IAIL are collectively referred to herein as the “Investor”). Pursuant to the Investment Agreement, the Investor is committed to provide up to $50 million of funding to the Company in the form of an equity investment, subject to the terms and conditions of the Investment Agreement. On March 13, 2024, the Company and the Investor completed the first tranche of the equity investment (the “Initial Investment”) in accordance with the Investment Agreement upon receipt by the Company of $25 million in British Pound Sterling based on the exchange rate specified in the Investment Agreement.

Pursuant to the terms of the Investment Agreement, subject to certain conditions, the Investor committed to fund a second tranche of the equity investment in the amount of $25 million (the “Further Investment”), and to provide notification to the Company of the subscription share price for the Further Investment (“Subscription Price Notification”), with payment of the Further Investment due by August 14, 2024. As of August 15, 2024, the date of this Current Report on Form 6-K, the Company has neither received payment of any portion of the Further Investment nor the Subscription Price Notification. Consequently, payment of the Further Investment remains outstanding.

A Special Committee of the Board of Directors of the Company (the “Special Committee”) has been and remains in ongoing discussions with the Investor. Unless and until an agreement with the Investor is reached regarding the Further Investment, its status remains uncertain. The Special Committee is exploring all options available to the Company with respect to the Further Investment.

As at June 30, 2024, the Company had cash and cash equivalents totalling approximately £67 million ($84 million) based on unaudited management accounts.

Preliminary Financial Data

The June 30, 2024 information is preliminary and subject to adjustment and has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding any resolution in respect of the Further Investment, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 15, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer